Filed pursuant to Rule 433

Registration Statement No. 333-121708

Relating to Preliminary Prospectus Supplement

dated February 8, 2007

LEXINGTON REALTY TRUST

7.55% CUMULATIVE REDEEMABLE PREFERRED STOCK, SERIES D

Final Term Sheet

Issuer: Lexington Realty Trust (NYSE: LXP)

Security: 7.55% Cumulative Redeemable Preferred Stock, Series D

Size: 6,000,000 shares

Over-allotment Option: 900,000 shares at $25.00 per share

Type of Security: SEC Registered - Registration Statement No. 333-121708

Public Offering Price: $25.00 per share; $150,000,000 total (not including over-allotment option)

Underwriting

Discounts and Commissions: $0.7875 per share

Proceeds to the

Issuer, before expenses: $145,275,000 total

Estimated Issuer Expenses: $295,000 other than underwriting discounts and commissions

Bookrunner: Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-managers: A.G. Edwards & Sons, Inc, Raymond James & Associates, Inc.

Junior Co-managers:	BB&T Capital Markets, KeyBanc Capital Markets, a division of McDonald Investments Inc., Ryan Beck & Co., Inc.
Underwriting:

Number of

Firm Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,700,000
A.G. Edwards & Sons, Inc.	1,700,000
Raymond James & Associates, Inc.	1,700,000
BB&T Capital Markets	300,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	300,000
Ryan Beck & Co., Inc.	300,000

Dividend Rights: 7.55% of the liquidation preference per annum (subject to step-up to 8.55% per annum of the liquidation preference per share under certain circumstances as described in the prospectus supplement); Distributions begin on April 16, 2007

Redemption: The shares may not be redeemed until on or after February 14, 2012

Settlement Date: February 14, 2007 (T+3)

Delivery Date: February 14, 2007 (T+3)

Selling Concession: $0.500/Share

Reallowance to other dealers:	$0.450/share

CUSIP Number:	529537201

ISIN Number:	US5295372016

Use of Proceeds:

The net proceeds of this offering will be approximately $144,980,000 after deducting underwriting discounts and commissions and the Issuer’s estimated offering expenses. It is expected that the net proceeds will be used to repay in full the borrowings under the Issuer’s revolving credit agreement and for general corporate purposes.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement with the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free 1-866-500-5408.

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